EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

YM BioSciences Inc. (the “Company” or “YM”)
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario L4W 4Y4

ITEM 2 Date of Material Change:

October 14, 2010

ITEM 3 News Release:

A news release disclosing the information was issued by the Company on October 14, 2010 by Canada Newswire.

ITEM 4 Summary of Material Change:

The Company announced that it has appointed Dr. Nick Glover as Chief Executive Officer to be effective at the Company’s Annual General Meeting on November 18, 2010.

ITEM 5 Full Description of Material Change:

Please see the press release attached hereto as Schedule “A”.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

ITEM 7 Omitted Information:

N/A

ITEM 8 Executive Officer:

David G.P. Allan
Chairman, Chief Executive Officer
Telephone: (905) 629-9761

ITEM 9 Date of Report:

October 22, 2010

Schedule “A”

YM BIOSCIENCES APPOINTS DR. NICK GLOVER AS CHIEF EXECUTIVE OFFICER AND ANNOUNCES ANNUAL MEETING

MISSISSAUGA, ON, Oct. 14 /CNW/ - **YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM)**, today announced it has appointed Dr. Nick Glover as Chief Executive Officer of the Company to be effective at the Company's Annual General Meeting on November 18, 2010. Dr. Glover will also be nominated as a Director of the Company at that time. Mr. David Allan, who has been Chairman of the Company since its founding in 1994 and CEO since 1998, will continue to serve as Chairman of YM's Board of Directors.

"Given the rapid progress being made with our recently acquired CYT387 JAK inhibitor program, the ongoing advancement of nimotuzumab globally, and the compelling prospects for the vascular disrupting agent CYT997, this is the ideal time to strengthen our team with strong leadership to advance these programs energetically," said David Allan, Chairman and CEO of YM BioSciences. "In addition to his professional and academic qualifications, Nick has served as COO and President for the last several months and has demonstrated to the Board that he is an exceptional candidate with the right experience and skills to lead YM. I look forward to working with Nick through this transition in my role as Chairman and will continue to support YM's relationships with the investment community."

"David is a pioneer in our industry, having built YM BioSciences since its inception into a strong and vibrant company with a portfolio of promising late-stage products supported by a healthy balance sheet," said Dr. Nick Glover, President and COO of YM BioSciences. "David's approach of focusing primarily on drug development and his strategies for reducing risk via a diversified portfolio model and licensing philosophy were uncommon at the time of the Company's founding and have since been adopted by many companies. We are grateful for David's vision and astute leadership and welcome the ongoing guidance he will provide."

Dr. Glover joined YM in June 2010 and is currently serving as President and COO. He was formerly the President and Chief Executive Officer at Viventia Biotech Inc., a biopharmaceutical company involved in the discovery and development of monoclonal antibody-based technologies for the treatment of cancer. In addition to his operational experience, Dr. Glover has a background in business development and prior to joining Viventia was an investment manager for a leading venture capital firm. Dr. Glover holds a B.Sc. (Hons) in Chemistry from the University of East Anglia, U.K., a M.Sc. in Chemistry from the University of British Columbia, Canada, and a Ph.D. in Chemistry from Simon Fraser University, Canada.

Annual Meeting

YM BioSciences' Annual Meeting of Shareholders will be held on November 18, 2010 at 4:00 p.m. ET at the offices of Ogilvy Renault, 200 Bay Street, Suite 3800, Toronto, Ontario. The management proxy circular documents and annual financial documents will be mailed to shareholders on October 15th, 2010 and are available online at www.ymbiosciences.com, www.edgar.com and www.sedar.com.

About YM BioSciences

YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase II trial in myelofibrosis with detailed initial safety and activity data expected at the American Society of Hematology (ASH) meeting in December 2010. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with a potential best-in-class side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM's licensees. CYT997 is a uniquely orally-available agent with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM's three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia (formerly Cytopia) which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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